UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 6, 2020

Date of Report (Date of earliest event reported)

8i ENTERPRISES ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-38849	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 Eu Tong Sen Street #08-13 The Central Singapore	059817
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 67880388

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	JFK	The Nasdaq Stock Market LLC
Warrants	JFKKW	The Nasdaq Stock Market LLC
Units	JFKKU	The Nasdaq Stock Market LLC
Rights	JFKKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

IMPORTANT NOTICES

8i Enterprises Acquisition Corp, a British Virgin Islands business company (“JFK”), Diginex Limited, a Singapore public company limited by shares (“Singapore NewCo”), DIGITAL INNOVATIVE LIMITED, a British Virgin Islands business company (“BVI NewCo”), and Diginex Limited, a Hong Kong company (“Diginex”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of JFK ordinary shares in respect of the proposed transactions described herein (the “Business Combination”). Information about JFK’s directors and executive officers and their ownership of JFK’s ordinary shares is set forth in JFK’s Prospectus, dated March 27, 2019, and Quarterly Report on Form 10-K, dated December 10, 2019, filed with the Securities and Exchange Commission (the “SEC”), as modified or supplemented by any Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus included in the Registration Statement on Form F-4/A jointly filed by Singapore NewCo and JFK pertaining to the Business Combination (the “Form F-4”). These documents can be obtained free of charge from the sources indicated above.

In connection with the Business Combination described herein, Singapore NewCo has filed the Form F-4, which includes and serves as a proxy statement/prospectus for JFK’s shareholders. JFK has mailed the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement. INVESTORS AND SECURITY HOLDERS OF JFK ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE BUSINESS COMBINATION THAT JFK WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JFK, SINGAPORE NEWCO, BVI NEWCO, DIGINEX AND THE BUSINESS COMBINATION. The definitive proxy statement/prospectus and other relevant materials in connection with the Business Combination (when they become available), and any other documents filed by JFK with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to 8i Enterprises Acquisition Corp, 6 Eu Tong Sen Street, #08-13 The Central, Singapore.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending Business Combination by and among JFK, Singapore NewCo, BVI NewCo and Diginex and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, expected management and governance, the ability to close the Business Combination, and the expected timing of the transactions contemplated by the (i) merger agreement by and among Singapore NewCo, BVI NewCo and JFK, dated October 8, 2019, and (ii) share exchange agreement by and among JFK, Diginex, the stockholders of Diginex set forth therein (the “Sellers”), and Pelham Limited, as the representative of the Sellers (the “Representative”), dated July 9, 2019 (the “Share Exchange Agreement”), as amended by the amendment and joinder to the Share Exchange Agreement, dated October 8, 2019, by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Amendment,” and together with the Share Exchange Agreement, the “Amended Share Exchange Agreement”), as further amended by the second amendment to the Share Exchange Agreement, dated January 28, 2020 by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Second Amendment,” and together with the Amended Share Exchange Agreement, the “Second Amended Share Exchange Agreement”), and as further amended by the third amendment to the Share Exchange Agreement, dated May 6, 2020 by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Third Amendment,” and together with the Second Amended Share Exchange Agreement, the “Third Amended Share Exchange Agreement”). The words “expect,” “believe,” “estimate,” “intend,” “plan,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions to the Business Combination not being satisfied or waived on a timely basis or otherwise; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Third Amended Share Exchange Agreement; (iii) the risk that there may be a material adverse effect on the business, properties, assets, liabilities, results of operations or condition (financial or otherwise), of Diginex or its subsidiaries, taken as a whole; (iv) risks related to disruption of management time from ongoing business operations due to the proposed Business Combination; (v) the risk that any announcements relating to the proposed Business Combination could have adverse effects on the market price of JFK’s ordinary shares; (vi) risks related to the recent outbreak of the novel coronavirus (COVID-19) and its effects on the Business Combination; and (vii) other risks and uncertainties indicated from time to time in the Form F-4, including “Risk Factors” therein, and other factors identified in JFK’s and Singapore NewCo’s prior and future filings with the SEC, available at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and JFK, Singapore NewCo, Diginex, and their respective subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Item 1.01. Entry Into a Material Definitive Agreement

On July 9, 2019, 8i Enterprises Acquisition Corp. (“JFK”) filed a Current Report on Form 8-K to announce the entry into a share exchange agreement (the “Share Exchange Agreement”) with Diginex Limited, a Hong Kong company (“Diginex”), the stockholders of Diginex (the “Sellers”) and Pelham Limited, a Hong Kong company, as representative of the Sellers (the “Representative”).

On October 8, 2019, each of the parties to the Share Exchange Agreement entered into an amendment and joinder to the Share Exchange Agreement (the “Amendment”) with Digital Innovative Limited, a Singapore public company limited by shares (“Singapore NewCo”), and its wholly-owned subsidiary DIGITAL INNOVATIVE LIMITED, a British Virgin Islands business company (“BVI NewCo”), for the purpose of joining both entities as parties to the Share Exchange Agreement and amending the terms of the Share Exchange Agreement.

On January 28, 2020, each of the parties to the Share Exchange Agreement and Amendment entered into a second amendment to the Share Exchange Agreement (the “Second Amendment”). The Share Exchange Agreement originally provided that Diginex may consummate a private placement of its ordinary shares of up to $25 million prior to the date the Business Combination is consummated (the “Closing Date”). The size of the private placement was increased to $30 million in the Amendment. The purpose of the Second Amendment is to increase the size of the private placement from $30 million to $50 million.

On May 6, 2020, each of the parties to the Second Amendment entered into a third amendment to the Share Exchange Agreement (the “Third Amendment,” and together with the Share Exchange Agreement, the Amendment and the Second Amendment, the “Amended Share Exchange Agreement”) to, among other things, (a) extend the outside closing date of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”) to June 23, 2020, (b) increase the number of ordinary shares of Singapore NewCo (“Singapore NewCo Ordinary Shares”) issuable to the Sellers in the Share Exchange from 20,000,000 to 25,000,000, (c) increase the number of shares the Sellers are entitled to receive if the closing price of the Singapore NewCo Ordinary Shares satisfy certain thresholds (the “Earnout Shares”) from an aggregate of 5,000,000 to 12,000,000, adjust closing price targets and to increase the milestone dates by which the Earnout Shares could be issued from three years to four years after the anniversary of the Closing Date; (d) increase the number of options to purchase Singapore NewCo Ordinary Shares received upon cancellation of the outstanding options to purchase ordinary shares under Diginex’s existing incentive plan from 4,200,000 to 5,600,000, and (e) allow JFK to issue up to 1,000,000 Singapore NewCo Ordinary Shares to third party advisors or consultants to (i) assist JFK with maintaining funds of at least $15,000,000 in the trust account after giving effect to all JFK ordinary share redemptions, but prior to taking into account JFK’s liabilities for any fees and costs relating to the transactions contemplated by the Amended Share Exchange Agreement, or (ii) provide market making services to Diginex after the Closing.

The Third Amendment includes new covenants of the parties prior to the Closing Date, such as (a) JFK shall convert all outstanding promissory notes issued in favor of 8i Enterprises Pte. Ltd. into JFK private units as of the Closing Date (the “Sponsor Loan Conversion”), (b) JFK shall use commercially reasonable efforts to cause Chardan Capital LLC (“Chardan”) to agree to convert, effective as of the Closing Date, deferred underwriting compensation in the amount of $1,725,000 owed to Chardan and any additional fees to be paid by JFK to Chardan upon the consummation of the Closing into Singapore NewCo Ordinary Shares at $10.00 per share, which shares will be subject to a lock-up agreement restricting any transfer thereof for a period of no less than six months after Closing, (c) Diginex will use commercially reasonable efforts to cause one of its service providers to enter into a lock-up agreement in connection with receipt of Singapore NewCo Ordinary Shares that such service provider will receive on the Closing Date for a period of no less than six months after the Closing Date, and (d) each of JFK and Diginex will use best efforts to assist the other party to fulfill the new covenants relating to (i) JFK maintaining $15,000,000 in the trust account as of the Closing Date after giving effect to JFK’s ordinary share redemptions, but prior to taking into account JFK’s liabilities for any fees and costs relating to the transactions contemplated by the Amended Share Exchange Agreement, and (ii) Diginex raising at least $15,000,000 through the issuance of new ordinary shares to be completed no later than the Closing (the “Subsequent Diginex Private Placement”). The failure to comply with the covenants described in clause (d) of this paragraph will not constitute a material breach of the Amended Share Exchange Agreement for the purposes of fulfilling certain closing conditions of parties, or with respect to the indemnification or termination provisions set forth in the Amended Share Exchange Agreement. In the event the respective covenants that are the subject matter of (d) of this paragraph are not fulfilled, or, (i) if the market value of the unrestricted publicly held JFK ordinary shares (as calculated under the rules of The Nasdaq Capital Market (“NASDAQ”)) that are outstanding as of immediately prior to the Closing Date (after giving effect to the JFK ordinary share redemptions), and (ii) the combined stockholders equity of JFK and Diginex (after giving effect to the JFK ordinary share redemptions, the Share Exchange and the transactions contemplated thereby), fail to satisfy NASDAQ listing requirements ((i) and (ii), collectively, the “Nasdaq Requirements”), the parties have agreed to negotiate in good faith to reach a mutually agreeable resolution with respect thereto. However, if they are unable to reach an agreement, such failure will not be a material breach on the part of any party that elects to terminate the Amended Share Exchange Agreement because the transactions contemplated thereunder did not occur prior to June 23, 2020, the outside closing date.

The Third Amendment includes new covenants of Diginex that (a) without JFK’s prior written consent (which consent will not be unreasonably withheld or delayed), Diginex and its affiliates will not, directly or indirectly, or through any other person (including, its directors, officers and agents) engage with or contact, for the purpose of making an investment into Diginex or any of its affiliates, any potential investor actually introduced to Diginex or its affiliates by JFK or its affiliates during the period commencing on April 27, 2020 and ending on the earlier of the Closing Date and termination of the Amended Share Exchange Agreement, and who have not previously (i) had any direct or indirect business or investment relationship with Diginex or its Affiliates or (ii) engaged in any discussions with or contacted or been contacted by, directly or indirectly, or through any other person (including, its directors, officers and agents), Diginex or the Diginex’s affiliates, advisors or representatives regarding a potential business or investment relationship, until the Closing Date, or in the event the Amended Shares Exchange Agreement is terminated, for a period of 12 months after the termination, and (b) without JFK’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) Diginex will not use any proceeds of the Subsequent Diginex Private Placement, up to $15,000,000, for any purpose other than its operating expenses and capital expenditures.

The Third Amendment includes new covenants of all parties that, (a) JFK will use commercially reasonable efforts to cause one of its service providers to enter into a lock-up agreement in connection with receipt of Singapore NewCo Ordinary Shares that such service provider will receive for a period of no less than six months after the Closing Date, (b) JFK will use commercially reasonable efforts to cause the balance of the trust account after giving effect to JFK’s ordinary share redemptions, but prior to taking into account JFK’s liabilities for any fees and costs relating to the transactions contemplated by the Amended Share Exchange Agreement, to be an amount greater than or equal to $15,000,000, (c) prior to the Closing Date, Diginex will use its commercially reasonable efforts to raise at least $15,000,000 through the Subsequent Diginex Private Placement, and (d) JFK and Diginex will use commercially reasonable efforts to satisfy the Nasdaq Requirements.

The Third Amendment includes new conditions to the obligations of the parties to consummate the Share Exchange, such as (i) the balance of the trust account will be an amount greater than or equal to $15,000,000 after giving effect to JFK’s ordinary share redemptions, but prior to taking into account JFK’s liabilities for any fees and costs relating to the Share Exchange, and (ii) during the period commencing on April 24, 2020 and ending on the Closing Date, Diginex will raise at least $15,000,000 through the Subsequent Diginex Private Placement. As a new condition to Diginex’s obligation to consummate the Share Exchange, JFK will deliver to Diginex evidence of the Sponsor Loan Conversion. The existing condition to consummate the Share Exchange that JFK receives executed copies of lock-up agreements from all of the Diginex shareholders has been revised, so that in Diginex’s sole discretion up to 5,000,000 of the Singapore NewCo Ordinary Shares issued in the Subsequent Diginex Private Placement may be issued without being subject to the restrictions in the lock-up agreement.

The Third Amendment provides Diginex the right, at its sole option, to terminate the Amended Share Exchange Agreement if the Nasdaq Requirements are not met, or if after giving effect to the JFK ordinary share redemptions, the Share Exchange and the transactions contemplated thereby, JFK fails to comply with the net tangible assets requirements set forth in its Amended and Restated Memorandum and Articles of Association.

The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Third Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure

On May 7, 2020, JFK issued a press release announcing the third amendment to the Share Exchange Agreement, which includes, among other things, extending the date by which JFK must complete its business combination to June 23, 2020 and new covenants and closing conditions of the parties. A copy of the press release is attached hereto Exhibit 99.1.

Beginning May 7, 2020, Diginex intends to use the presentation attached hereto as Exhibit 99.2 in meetings with investors.

The foregoing information, including the press release and the presentation attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, are being furnished pursuant to Item 7.01 of this Current Report and shall not be deemed “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
2.1	Third Amendment to the Share Exchange Agreement dated as of May 6, 2020
99.1	JFK Press Release, dated as of May 7, 2020
99.2	Diginex Presentation, dated as of May 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2020

8i ENTERPRISES ACQUISITION CORP.

By:	/s/ James Tan
Name:	James Tan
Title:	Chief Executive Officer